# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARWYNN HOLDINGS, INC., CIK 0002030522
CUSIP: 573863107
Title of class of securities: Shares of Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12 Chrysler Unit C, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052041

## Reporting persons
- Zhifen Zhou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,843,568; sole dispositive power 0; shared dispositive power 2,843,568; aggregate amount beneficially owned 2,843,568 (16.67% of the class)
  Comment: (1) Includes 2,843,568 shares of common stock held directly by Zhifen Zhou's spouse Sen Zhong over which Zhifen Zhou may be deemed to have beneficial ownership.
  
  (2) Percentage calculated based on 17,054,004 shares of common stock outstanding as of April 24, 2025, pursuant to the form 10-Q for the quarterly period ended January 31, 2025 filed by the registrant with the SEC.
- Sen Zhong: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 2,843,568; shared voting power 2,843,568; sole dispositive power 2,843,568; shared dispositive power 2,843,568; aggregate amount beneficially owned 2,843,568 (16.67% of the class)
  Comment: (1) The 2,843,568 shares of common stock are held directly by Sen Zhong. Zhifen Zhou and Sen Zhong are husband and wife, and Zhifen Zhou may be deemed to have beneficial ownership over the 2,843,568 shares.
  
  (2) Percentage calculated based on 17,054,004 shares of common stock outstanding as of April 24, 2025, pursuant to the form 10-Q for the quarterly period ended January 31, 2025 filed by the registrant with the SEC.

## Item 1. Issuer
Name of issuer: MARWYNN HOLDINGS, INC.
Address of issuer's principal executive offices: 12 Chrysler Unit C, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"): (1) Zhifen Zhou and (2) Sen Zhong
Address of principal business office or, if none, residence: c/o MARWYNN HOLDINGS, INC. 12 Chrysler Unit C, Irvine, CA 92618
Citizenship:
Zhifen Zhou - United States of America

Sen Zhong - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Zhifen Zhou 2,843,568(i) / Sen Zhong 2,843,568(i)

(i) The 2,843,568 shares of common stock are held directly by Sen Zhong. Sen Zhong and Zhifen Zhou are husband and wife, and Zhifen Zhou may be deemed to have beneficial ownership over the shares.
Percent of class:
Zhifen Zhou 16.67%(i) / Sen Zhong 16.67%(i)

(i) Percentage calculated based on 17,054,004 shares of common stock outstanding as of April 24, 2025, pursuant to the form 10-Q for the quarterly period ended January 31, 2025 filed by the registrant with the SEC
Sole power to vote or to direct the vote:
Zhifen Zhou 0 (i) / Sen Zhong 2,843,568 (i)

(i) The 2,843,568 shares of common stock are held directly by Sen Zhong. Sen Zhong and Zhifen Zhou are husband and wife, and Zhifen Zhou may be deemed to have beneficial ownership over the shares.
Shared power to vote or to direct the vote:
Zhifen Zhou 2,843,568(i) / Sen Zhong 2,843,568(i)

(i) Includes 2,843,568 shares of common stock held directly by Zhifen Zhou's spouse Sen Zhong over which Zhifen Zhou may be deemed to have beneficial ownership.
Sole power to dispose or to direct the disposition:
Zhifen Zhou 0(i) / Sen Zhong 2,843,568(i)

(i) The 2,843,568 shares of common stock are held directly by Sen Zhong. Sen Zhong and Zhifen Zhou are husband and wife, and Zhifen Zhou may be deemed to have beneficial ownership over the shares.
Shared power to dispose or to direct the disposition:
Zhifen Zhou 2,843,568(i) / Sen Zhong 2,843,568(i)

(i) Includes 2,843,568 shares of common stock held directly by Zhifen Zhou's spouse Sen Zhong over which Zhifen Zhou may be deemed to have beneficial ownership.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Sen Zhong and Zhifen Zhou are husband and wife.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 2, 2025, by and between Zhifen Zhou and Sen Zhong.

## Signatures
- Zhifen Zhou: /s/ Zhifen Zhou, Zhifen Zhou (05/02/2025)
- Sen Zhong: /s/ Sen Zhong, Sen Zhong (05/02/2025)